

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4720

August 11, 2015

Via E-mail
Mr. Ernest J. Verrico
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, CT 06840

Re: Bankwell Financial Group, Inc.
Registration Statement on Form S-3
Filed July 29, 2015
File No. 333-205922

Dear Mr. Verrico:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5, Opinion of Hinckley, Allen & Snyder LLP

1.   We note in the second full paragraph on page 4 of the legal opinion that the opinion is limited to "the state laws of the State of Connecticut and the federal laws of the United States of America." We further note, however, that Section 11.08 of both indentures filed as Exhibits 4.1 and 4.2, states that the respective underlying debt securities are to be governed by the laws of the State of New York. Accordingly, consistent with Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), please have counsel revise the legal opinion to opine under the laws of the State of New York.

<u>Exhibits 25.1 and 25.2, Statement of Eligibility on Form T-1</u>

2.   Your Exhibit Index indicates that the Statements of Eligibility on Form T-1 listed as Exhibits 25.1 and 25.2 will be filed by amendment to the registration statement or incorporated by reference pursuant to a periodic report. Please note that you must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website. Please revise the Exhibit Index accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 if you have questions.


Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services I


cc: William W. Bouton, III, Esquire